EXHIBIT 99.1

Huazhu Group Limited Reports Third Quarter of 2019 Financial Results

  A total of 5,151 hotels or 504,414 hotel rooms in operation as of September 30, 2019.
  Hotel turnover1 increased 19% year-over-year to RMB10 billion for the third quarter of 2019.
  Net revenues increased 10.4% year-over-year to RMB3.1 billion (US$427 million)2 for the third quarter of 2019, in line with the revenue guidance previously announced of 9%-11%.
  The Company entered into a share purchase agreement to acquire all shares in Steigenberger Hotels Aktiengesellschaft, Germany (“Deutsche Hospitality”). The acquisition is expected to complete in January 2020.

SHANGHAI, China, Nov. 12, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a leading and fast-growing hotel group, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter of 2019 Operational Highlights

  During the third quarter of 2019, Huazhu opened 548 hotels, including 13 leased (“leased-and-operated”) hotels and 535 manachised (“franchised-and-managed”) hotels and franchised hotels.

  Huazhu closed a total of 62 hotels, including 12 leased hotels and 50 manachised and franchised hotels, during the third quarter of 2019. This was mainly due to three reasons:

  a)  With strategic focus to upgrade product and service quality, Huazhu temporarily closed 10 hotels for brand upgrade and business model change purposes; and removed 18 hotels for non-compliance with Huazhu’s brand and operating standards.

  b)  Property-related issues, including rezoning and expiry of leases, which resulted in the closure of 19 hotels.

  c)  15 manachised hotels were closed due to operating losses.

  As of September 30, 2019, Huazhu had 697 leased hotels, 4,087 manachised hotels, and 367 franchised hotels in operation in 420 China cities. The number of hotel rooms in operation totaled 504,414, an increase of 23% from a year ago. The rooms under midscale and upscale brands accounted for 45% of total rooms in operation, up 9 percentage points from 36% a year ago.

  As of September 30, 2019, Huazhu had a total number of 1,736 unopened pipeline hotels contracted or under construction, including 52 leased hotels and 1,684 manachised and franchised hotels. The unopened hotels in our pipeline represented 34% of the number of hotels in operation as of the end of Q3 2019 compared to 23% a year ago, an 11-percentage-point increase.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB245 in the third quarter of 2019, compared with RMB239 in the third quarter of 2018. The year-over-year increase of 2.6% was due to an increase in the proportion of midscale and upscale hotels with higher ADR in Huazhu’s brand mix, partially offset by a decrease in ADR of our mature hotels (where mature means those of our hotels which have been in operation for at least 18 months).

  The occupancy rate for all hotels in operation was 87.7% in the third quarter of 2019, compared with 90.7% in the third quarter of 2018. The year-over-year decrease of 3.1 percentage points was mainly due to the deepening China economic slowdown.

  RevPAR, defined as revenue per available room for all hotels in operation, was RMB215 in the third quarter of 2019, compared with RMB217 in the third quarter of 2018. The year-over-year decrease of 0.8% was attributable to higher ADR.

  For all of our mature hotels, the same-hotel RevPAR was RMB211 for the third quarter of 2019, representing a 3.8% decrease from RMB219 for the third quarter of 2018, with a 1.1% decrease in ADR and a 2.5-percentage-point decrease in occupancy rate. The year-over-year weaker performance was mainly due to macroeconomic softness and more promotions during this year’s summer vacation season.
  As of September 30, 2019, H Rewards (Huazhu’s loyalty program) had approximately 139 million members, who contributed approximately 76% of room nights sold during the third quarter of 2019 and approximately 85% of room nights were sold through Huazhu’s direct channels.

Ji Qi, the founder, Executive Chairman and CEO commented: “We are delighted to achieve another quarter with strong growth. Huazhu has reached its first 5,000-hotel milestone and also embarked on its international expansion plan through the opening of the first Ji Hotel in Singapore as well as the recently-announced acquisition of Deutsche Hospitality. By leveraging our brand strength and operational excellence, we aspire to accelerate our growth goal, and establish a global hotel network during the next five years.”

1 Hotel turnover refers to total transaction value of room and non-room revenues from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.1477 on September 30, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board.

Third Quarter of 2019 Financial Results

(RMB in millions)	Q3 2018	Q3 2019
Revenues:
Leased and owned hotels	2,053	2,089
Manachised and franchised hotels	699	939
Others	16	27
Net revenues	2,768	3,055

Net revenues for the third quarter of 2019 were RMB3.1 billion (US$427 million), representing a 10.4% year-over-year increase, primarily attributable to our hotel network expansion and blended RevPAR growth.

Net revenues from leased and owned hotels for the third quarter of 2019 were RMB2.1 billion (US$292 million), representing a 1.8% year-over-year increase.

Net revenues from manachised and franchised hotels for the third quarter of 2019 were RMB939 million (US$131 million), representing a 34.3% year-over-year increase. Net revenues from manachised and franchised hotels accounted for 30.7% of Huazhu’s net revenues in the third quarter of 2019, up from 25.3% a year ago.

(RMB in millions)	Q3 2018	Q3 2019
Operating costs and expenses:
Hotel operating costs	1,658	1,834
Other operating costs	2	11
Selling and marketing expenses	91	113
General and administrative expenses	233	277
Pre-opening expenses	60	126
Total operating costs and expenses	2,044	2,361

Hotel operating costs for the third quarter of 2019 were RMB1.8 billion (US$256 million), compared to RMB1.7 billion in the third quarter of 2018, representing a 10.6% year-over-year increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the third quarter of 2019 represented 59.7% of net revenues, flat with the third quarter of 2018.

Selling and marketing expenses for the third quarter of 2019 were RMB113 million (US$16 million), compared to RMB91 million in the third quarter of 2018. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2019 were RMB112 million (US$16 million), representing 3.7% of net revenues, compared to 3.3% for the third quarter of 2018. The year-over-year increase was mainly related to the expansion of our sales and marketing team to strengthen our direct sales channels, increased bank charges for online payments, and higher commission fees to online travel agencies.

General and administrative expenses for the third quarter of 2019 were RMB277 million (US$38 million), compared to RMB233 million in the third quarter of 2018. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2019 were RMB257 million (US$35 million), representing 8.4% of net revenues, compared with 7.9% of net revenues in the third quarter of 2018. The year-over-year increase was mainly due to our investments to expand our hotel development teams, upscale-brand hotels and IT capabilities.

Pre-opening expenses for the third quarter of 2019 were RMB126 million (US$18 million), representing a 110% year-over-year increase, mainly involving our upscale-brand hotels.

Other operating income, net for the third quarter of 2019 was RMB9 million (US$1 million), compared to RMB51 million in the third quarter of 2018. The year-over-year variance was mainly due to compensation received from landlords on termination of certain leased hotels in the third quarter of 2018.

Income from operations for the third quarter of 2019 was RMB703 million (US$98 million), compared to RMB775 million in the third quarter of 2018. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the third quarter of 2019 was RMB734 million (US$102 million), compared to RMB795 million for the third quarter of 2018. The operating margin, defined as income from operations as percentage of net revenues, for the third quarter of 2019 was 23.0%, compared with 28.0% in the third quarter of 2018; this was primarily due to our investments to accelerate our network expansion as well as pre-opening expenses for our upscale brands mentioned above. Excluding these investments in 2019, as well as the one-off compensation received in 2018 mentioned in the “Other operating income” section above, the operating margin for the third quarter of 2019 would have been approximately the same for the third quarter of 2018.

Other income, net for the third quarter of 2019 was RMB86 million (US$12 million), compared to RMB16 million for the third quarter of 2018. The year-over-year increase was mainly due to higher gains realized from our sales of some equity securities during the third quarter of 2019.

Unrealized gains from fair value changes of equity securities for the third quarter of 2019 was RMB28 million (US$4 million), compared to RMB179 million in the third quarter of 2018. These unrealized gains were mainly related to our investments in Accor.

Net income attributable to Huazhu Group Limited for the third quarter of 2019 was RMB431 million (US$60 million), compared to RMB668 million in the third quarter of 2018. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the third quarter of 2019 was RMB434 million (US$60 million), compared to RMB509 million in the third quarter of 2018.

Basic and diluted earnings per share/ADS for the third quarter of 2019, basic earnings per share were RMB1.51 (US$0.21) and diluted earnings per share were RMB1.45 (US$0.20). For the third quarter of 2019, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB1.52 (US$0.21) and adjusted diluted earnings per share (non-GAAP) were RMB1.46 (US$0.20).

EBITDA (non-GAAP) for the third quarter of 2019 was RMB898 million (US$126 million), compared with RMB1.2 billion in the third quarter of 2018. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the third quarter of 2019 was RMB901 million (US$126 million, 29.5% of net revenue), compared with RMB1.0 billion (36.4% of net revenue) for the third quarter of 2018. The pro forma adjusted EBITDA (non-GAAP) would have been RMB1.1 billion (36.3% on net revenue) after considering the impact of our investments in development teams, upscale brands hotel and IT capabilities mentioned above, as well as the foreign exchange loss related to Accor’s shares investment.

Cash flow. Operating cash inflow for the third quarter of 2019 was RMB1.0 billion (US$140 million). Investing cash inflow for the third quarter of 2019 was RMB11 million (US$2 million). Financing cash outflow for the third quarter of 2019 was RMB638 million (US$90 million).

Cash, cash equivalents and Restricted cash. As of September 30, 2019, Huazhu had a total balance of cash, cash equivalents and restricted cash of RMB4.5 billion (US$622 million).

Debt financing. As of September 30, 2019, Huazhu had a total loan balance of RMB8.7 billion (US$1.2 billion) and the unutilized credit facility available to Huazhu was RMB2.8 billion.

Adoption of New Lease Accounting Standards
Beginning January 1, 2019, the Company adopted Accounting Standards Update 2016-02, Leases (Topic 842) utilizing the optional transition approach allowed under ASU 2018-11 and applying the package of practical expedients. By applying ASU 2016-02 at January 1, 2019, as opposed to at the beginning of the earliest period presented, the reporting for periods prior to January 1, 2019 will continue to be reported in accordance with Leases (Topic 840).

Guidance
For the full year of 2019, Huazhu maintains the net revenues growth range to be 10%-12%.

In 2020, Huazhu expects to accelerate the gross number of hotels opened to about 1,700, and about 75%-80% of which will be midscale and upscale brand properties.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
Huazhu’s management will host a conference call at 8 p.m. ET, Tuesday, November 12, 2019 (or 9 a.m. on Wednesday, November 13, 2019 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0437 (for callers in the US), +86 400 620 8038 (for callers in China Mainland), +852 3018 6771 (for callers in Hong Kong) or +65 6713 5090 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 6577616. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through November 20, 2019. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 0299 (for callers outside the US) and entering pass code 6577616.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement Huazhu’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Huazhu uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. Huazhu believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. Huazhu believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Huazhu’s historical performance. Huazhu believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in Huazhu’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Huazhu believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that Huazhu has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of Huazhu’s cost structure. In addition, Huazhu believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. Huazhu believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. Huazhu also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of the Huazhu hotels in operation. Huazhu believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

Huazhu believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, Huazhu believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Huazhu’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred, and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. Huazhu compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of Huazhu.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for Huazhu’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, Huazhu’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as Huazhu does.

Reconciliations of Huazhu’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor. As of September 30, 2019, Huazhu operated 5,151 hotels with 504,414 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Orange Hotel Select, Crystal Orange Hotel, Manxin Hotels & Resorts, Joya Hotel, and Blossom Hill Hotels & Resorts. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business mainly includes leased, manachised and franchised models. Under the lease model, Huazhu directly operates hotels typically located on leased properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. In addition, Huazhu has a limited number of hotels in owned or partially owned properties. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2019, Huazhu operates 83 percent of its hotel rooms under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties, and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, economic conditions in China, the regulatory environment in China, the Company’s ability to attract and retain customers over time, the Company’s ability to leverage its brands, business trends and competition in the lodging industry, the expected growth of demand for lodging in China, and other factors and risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com

---Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2018	September 30, 2019

	RMB	RMB	US$
	(in millions)

ASSETS
Current assets:
Cash and cash equivalents	4,262	4,013	561
Restricted cash	622	438	61
Short-term investments	89	63	9
Accounts receivable, net	195	194	27
Loan receivables	94	192	27
Amounts due from related parties	176	278	39
Prepaid rent	955	-	-
Inventories	41	47	7
Other current assets	540	639	89
Total current assets	6,974	5,864	820

Property and equipment, net	5,018	5,504	770
Intangible assets, net	1,834	1,659	232
Operating lease right-of-use assets	-	20,729	2,900
Land use rights, net	220	217	30
Long-term investments	6,152	5,730	802
Goodwill	2,630	2,657	372
Loan receivables	189	273	38
Other assets	471	566	79
Deferred tax assets	505	488	68
Total assets	23,993	43,687	6,111

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	948	2,831	396
Accounts payable	890	991	139
Amounts due to related parties	75	93	13
Salary and welfare payables	521	318	44
Deferred revenue	1,005	1,156	162
Operating lease liabilities, current	-	2,978	417
Accrued expenses and other current liabilities	1,607	1,762	247
Dividends payable	658	-	-
Income tax payable	265	230	32
Total current liabilities	5,969	10,359	1,450

Long-term debt	8,812	5,880	823
Deferred rent	1,507	-	-
Operating lease liabilities, noncurrent	-	18,416	2,577
Deferred revenue	458	518	72
Other long-term liabilities	453	537	74
Deferred tax liabilities	475	476	67
Total liabilities	17,674	36,186	5,063

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(15)
Additional paid-in capital	3,713	3,811	533
Retained earnings	2,610	3,760	526
Accumulated other comprehensive (loss) income	(42)	(78)	(12)
Total Huazhu Group Limited shareholders’ equity	6,174	7,386	1,032
Noncontrolling interest	145	115	16
Total equity	6,319	7,501	1,048
Total liabilities and equity	23,993	43,687	6,111

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	September 30, 2018	June 30, 2019	September 30, 2019

	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	2,053	2,001	2,089	292
Manachised and franchised hotels	699	803	939	131
Others	16	55	27	4
Net revenues	2,768	2,859	3,055	427

Operating costs and expenses:
Hotel operating costs:
Rents	(595)	(646)	(664)	(93)
Utilities	(110)	(79)	(105)	(15)
Personnel costs	(429)	(453)	(466)	(65)
Depreciation and amortization	(216)	(237)	(243)	(34)
Consumables, food and beverage	(180)	(201)	(203)	(28)
Others	(128)	(127)	(153)	(21)
Total hotel operating costs	(1,658)	(1,743)	(1,834)	(256)
Other operating costs	(2)	(17)	(11)	(2)
Selling and marketing expenses	(91)	(102)	(113)	(16)
General and administrative expenses	(233)	(247)	(277)	(38)
Pre-opening expenses	(60)	(122)	(126)	(18)
Total operating costs and expenses	(2,044)	(2,231)	(2,361)	(330)
Other operating income (expense), net	51	29	9	1
Income from operations	775	657	703	98
Interest income	42	41	46	6
Interest expense	(64)	(83)	(72)	(10)
Other (expense) income, net	16	135	86	12
Unrealized gains (losses) from fair value changes of equity securities	179	149	28	4
Foreign exchange gain (loss)	0	35	(108)	(15)
Income (Loss) before income taxes	948	934	683	95
Income tax expense	(255)	(286)	(191)	(27)
Gain (Loss) from equity method investments	(18)	(43)	(60)	(8)
Net income (loss)	675	605	432	60
Net (income) loss attributable to noncontrolling interest	(7)	8	(1)	(0)
Net income (loss) attributable to Huazhu Group Limited	668	613	431	60

Other comprehensive income
Foreign currency translation adjustments, net of tax	(147)	(64)	(65)	(9)
Comprehensive income (loss)	528	541	367	51
Comprehensive (income) loss attributable to noncontrolling interest	(7)	8	(1)	(0)
Comprehensive income (loss) attributable to Huazhu Group Limited	521	549	366	51

Earnings (Losses) per share/ADS:
Basic	2.37	2.16	1.51	0.21
Diluted	2.23	2.05	1.45	0.20

Weighted average number of shares used in computation:
Basic	282,149,039	284,029,267	284,657,577	284,657,577
Diluted	303,605,292	304,526,084	304,311,266	304,311,266

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	September 30, 2018	June 30, 2019	September 30, 2019

	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income	675	605	432	60
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	20	31	31	4
Depreciation and amortization, and other	228	252	257	36
Loss (Income) from equity method investments, net of dividends	18	43	99	14
Investment (income) loss	(193)	(194)	(6)	(1)
Changes in operating assets and liabilities	147	382	20	3
Other	19	42	174	24
Net cash provided by operating activities	914	1,161	1,007	140

Investing activities:
Capital expenditures	(349)	(301)	(390)	(55)
Acquisitions, net of cash received	(431)	(25)	(23)	(3)
Purchase of long-term investments	(651)	(148)	(118)	(16)
Proceeds from maturity/sale of long-term investments	66	-	533	75
Loan advances	(77)	(149)	(131)	(19)
Loan collections	47	66	148	21
Other	-	4	(8)	(1)
Net cash provided by (used in) investing activities	(1,395)	(553)	11	2

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	0	7	2	0
Proceeds from debt	643	1,682	2	0
Repayment of debt	(3)	(2,756)	(605)	(85)
Other	(99)	13	(37)	(5)
Net cash provided by (used in) financing activities	541	(1,054)	(638)	(90)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(0)	54	6	1
Net increase (decrease) in cash, cash equivalents and restricted cash	60	(392)	386	53
Cash, cash equivalents and restricted cash at the beginning of the period	4,487	4,457	4,065	569
Cash, cash equivalents and restricted cash at the end of the period	4,547	4,065	4,451	622

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended September 30, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,834	60.0%	10	0.3%	1,824	59.7%
Other operating costs	11	0.4%	-	0.0%	11	0.4%
Selling and marketing expenses	113	3.7%	1	0.0%	112	3.7%
General and administrative expenses	277	9.1%	20	0.7%	257	8.4%
Pre-opening expenses	126	4.1%	-	0.0%	126	4.1%
Total operating costs and expenses	2,361	77.3%	31	1.0%	2,330	76.3%
Income from operations	703	23.0%	31	1.0%	734	24.0%

	Quarter Ended September 30, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	256	60.0%	1	0.3%	255	59.7%
Other operating costs	2	0.4%	-	0.0%	2	0.4%
Selling and marketing expenses	16	3.7%	0	0.0%	16	3.7%
General and administrative expenses	38	9.1%	3	0.7%	35	8.4%
Pre-opening expenses	18	4.1%	-	0.0%	18	4.1%
Total operating costs and expenses	330	77.3%	4	1.0%	326	76.3%
Income from operations	98	23.0%	4	1.0%	102	24.0%

	Quarter Ended June 30, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,743	61.0%	10	0.3%	1,733	60.7%
Other operating costs	17	0.6%	-	0.0%	17	0.6%
Selling and marketing expenses	102	3.6%	1	0.0%	101	3.6%
General and administrative expenses	247	8.6%	20	0.7%	227	7.9%
Pre-opening expenses	122	4.3%	-	0.0%	122	4.3%
Total operating costs and expenses	2,231	78.1%	31	1.0%	2,200	77.1%
Income from operations	657	23.0%	31	1.0%	688	24.0%

	Quarter Ended September 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,658	59.9%	7	0.2%	1,651	59.7%
Other operating costs	2	0.1%	-	0.0%	2	0.1%
Selling and marketing expenses	91	3.3%	0	0.0%	91	3.3%
General and administrative expenses	233	8.4%	13	0.5%	220	7.9%
Pre-opening expenses	60	2.2%	-	0.0%	60	2.2%
Total operating costs and expenses	2,044	73.9%	20	0.7%	2,024	73.2%
Income from operations	775	28.0%	20	0.7%	795	28.7%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	September 30, 2018	June 30, 2019	September 30, 2019

	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	668	613	431	60
Share-based compensation expenses	20	31	31	4
Unrealized (gains) losses from fair value changes of equity securities	(179)	(149)	(28)	(4)
Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	509	495	434	60

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	1.80	1.74	1.52	0.21
Diluted	1.71	1.66	1.46	0.20

Weighted average number of shares used in computation
Basic	282,149,039	284,029,267	284,657,577	284,657,577
Diluted	303,605,292	304,526,084	304,311,266	304,311,266

	Quarter Ended
	September 30, 2018	June 30, 2019	September 30, 2019

	RMB	RMB	RMB	US$
	(in millions)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	668	613	431	60
Interest income	(42)	(41)	(46)	(6)
Interest expense	64	83	72	10
Income tax expense	255	286	191	27
Depreciation and amortization	222	245	250	35
EBITDA (non-GAAP)	1,167	1,186	898	126
Share-based compensation	20	31	31	4
Unrealized (gains) losses from fair value changes of equity securities	(179)	(149)	(28)	(4)
Adjusted EBITDA (non-GAAP)	1,008	1,068	901	126

Huazhu Group Limited
Operational Data
		As of
	September 30,	June 30,	September 30,
	2018	2019	2019
Total hotels in operation:	4,055	4,665	5,151
Leased and owned hotels	698	696	697
Manachised hotels	3,139	3,692	4,087
Franchised hotels	218	277	367
Total hotel rooms in operation	409,516	463,296	504,414
Leased and owned hotels	86,825	87,179	88,206
Manachised hotels	301,451	351,128	387,174
Franchised hotels	21,240	24,989	29,034
Number of cities	391	413	420

	For the quarter ended
	September 30,	June 30,	September 30,
	2018	2019	2019
Average daily room rate (in RMB)
Leased and owned hotels	279	281	288
Manachised hotels	228	225	235
Blended	239	236	245
Occupancy rate (as a percentage)
Leased and owned hotels	92.0%	89.4%	90.0%
Manachised hotels	90.4%	86.3%	87.2%
Blended	90.7%	86.9%	87.7%
RevPAR (in RMB)
Leased and owned hotels	257	252	259
Manachised hotels	206	194	205
Blended	217	206	215

	As of September 30, 2019
	Hotels in operation	Unopened hotels in pipeline
Economy hotels	3,204	546
Leased and owned hotels	425	1
Manachised and franchised hotels	2,779	545
Midscale and upscale hotels	1,947	1,190
Leased and owned hotels	272	51
Manachised and franchised hotels	1,675	1,139
Total	5,151	1,736

Hotel portfolio by brand
	As of September 30, 2019
	Number of hotels in operation	Number of rooms in operation
Economy hotels	3,204	278,142
HanTing Hotel	2,381	227,925
Hi Inn	450	27,282
Elan Hotel	373	22,935
Midscale and upscale hotels	1,947	226,272
HanTing Premium Hotel	180	16,385
Ibis Hotel	179	20,061
Ibis Styles Hotel	50	6,132
Starway Hotel	317	27,264
JI Hotel	759	96,232
Orange Select Hotel	233	27,311
Crystal Orange Hotel	77	10,207
Manxin Hotels & Resorts	39	3,308
Madison Hotel	5	536
Mercure Hotel	63	11,972
Novotel Hotel	9	2,928
Grand Madison Hotel	1	203
Joya Hotel	6	1,250
Vue Hotels & Resorts	21	727
Grand Mercure Hotel	8	1,756
Total hotels	5,151	504,414

Same-hotel operational data by segment
	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of September 30,		For the quarter ended		yoy	For the quarter ended		yoy	For the quarter ended		yoy
			September 30,		change	September 30,		change	September 30,		change
	2018	2019	2018	2019		2018	2019		2018	2019	(p.p.)
Economy hotels	2,500	2,500	186	179	-3.7%	196	194	-0.7%	95.2%	92.2%	-3.0
Leased and owned hotels	414	414	200	197	-1.6%	211	212	0.6%	95.0%	92.9%	-2.0
Manachised and franchised hotels	2,086	2,086	182	175	-4.3%	192	190	-1.0%	95.3%	92.1%	-3.2
Midscale and upscale hotels	861	861	289	278	-3.9%	332	325	-2.2%	87.1%	85.6%	-1.5
Leased and owned hotels	184	184	355	337	-5.3%	396	382	-3.5%	89.8%	88.1%	-1.7
Manachised and franchised hotels	677	677	265	257	-3.2%	308	303	-1.5%	86.1%	84.7%	-1.5
Total	3,361	3,361	219	211	-3.8%	236	234	-1.1%	92.6%	90.1%	-2.5